Exhibit 99.1

For further information, please contact: Dr. Sarah Fakih, EVP Head of Global Communications and Investor Relations, sarah.fakih@evotec.com, M. +49.(0)151 70 688 784, www.evotec.com

INTERIM STATEMENT 9M 2026

HIGHLIGHTS

▶	D&PD LEADING COMMERCIAL INDICATORS SHOW CONTINUED IMPROVEMENT

▶	JUST – EVOTEC BIOLOGICS (“JEB”) Q3 PERFORMANCE AFFECTED BY PARTIAL MILESTONE ACHIEVEMENT; FULL-YEAR OUTLOOK IMPACTED BY MILESTONE TIMING, PROJECT SHIFTS AND DEFERRALS

▶	HORIZON TRANSFORMATION WELL ON TRACK

▶	EVOTEC EXPANDS ITS STRATEGIC RESEARCH COLLABORATION NETWORK IN IMMUNOLOGY AND ONCOLOGY; JEB ADVANCES ORTHOPOXVIRUS ANTIBODIES INTO PHASE 1 CLINICAL STUDIES

▶	NINE-MONTH 2026 RESULTS ABOVE MARKET EXPECTATIONS; FULL-YEAR 2026 GUIDANCE REAFFIRMED

EVOTEC REMAINS ON TRACK TO DELIVER FULL-YEAR 2026 GUIDANCE

▶	Group revenue decreased by 13.1% to € 465.0 m (9M 2025: € 535.1 m) while remaining well above expectations implied by Q3 consensus estimates and consistent with FY 2026 guidance range

▶	Total D&PD revenue decreased by 11.2% to € 348.2 m (9M 2025: € 392.1 m), mainly attributable to lower sales conversion across all business areas, reflecting ongoing timing-related impacts from commercial initiatives

▶	JEB revenue decreased by 18.3% to € 117.1 m (9M 2025: € 143.4 m), primarily driven by the USD 25 m Sandoz license sale recognized in Q1 2025, the timing of program-related activities and customer project progression

▶	Horizon is progressing slightly ahead of schedule, supporting the delivery of the previously communicated plan to realize 20–30% of the € 75 m run-rate savings from 2027 into 2026.

▶	Adjusted Group EBITDA totalled € (44.3) m (9M 2025: € (16.9) m) primarily impacted by lower revenue, partly offset by lower R&D expenditure and other operating cost effects, and remained significantly above expectations implied by Q3 consensus estimates and fully in line with the FY 2026 guidance range.

EVOTEC ADVANCES ITS STRATEGIC PRIORITIES THROUGH NEW AI-ENABLED AND ONCOLOGY COLLABORATIONS

▶	August 6: Evotec and Odyssey Therapeutics enter an R&D collaboration in complex autoimmune and inflammatory diseases enabled by Evotec’s deep disease biology expertise and proprietary AI-enabled technologies

▶	September 2: Evotec and Plectonic enter a research collaboration to explore new generation of T-cell-engaging approaches for solid tumors

▶	September 9: Just – Evotec Biologics advances U.S. Department of War antibodies against orthopoxvirus into Phase 1 clinical studies

INTERIM STATEMENT 9M 2026

CORPORATE

▶	July 13: Evotec announces preliminary second quarter and first half 2026 results and updates full-year 2026 outlook

▶	September 29: Evotec reports that Chief Scientific Officer (CSO) Dr. Cord Dohrmann will step down effective September 30, 2026

DEVELOPMENTS AFTER PERIOD-END

▶	October 13: Evotec announces preliminary nine-month 2026 results above market expectations, reaffirms full-year 2026 guidance

▶	October 15: Evotec appoints Dr. Joanna Holbrook as Chief Scientific Officer and member of the Management Board effective November 1, 2026

GUIDANCE FOR FULL-YEAR 2026 REAFFIRMED

▶	Group revenues expected in the range of € 570 – 610 m (€ 595 – 635 m CER; 2025: € 788.4 m)

▶	Adjusted Group EBITDA is expected to reach € (70) – (105) m (€ (60) – (90) m CER; 2025: € 41.1 m)

INTERIM STATEMENT 9M 2026

FINANCIAL HIGHLIGHTS

Consolidated income statement & segment information

Evotec Group

	9M 2026				9M 2025
in k€	D&PD	JEB	Intersegment eliminations	Evotec Group	D&PD	JEB	Intersegment eliminations	Evotec Group
Revenue[1]	347,955	117,094	—	465,049	391,861	143,239	—	535,100
Intersegment revenue	287	—	(287)	—	195	126	(321)	—
Cost of revenue[2]	(320,426)	(128,262)	287	(448,402)	(338,876)	(139,432)	321	(477,987)
Gross profit (loss)	27,815	(11,168)	—	16,647	53,180	3,933	—	57,114
Gross margin in %	8.0	(9.5)	—	3.6	13.6	2.7	—	10.7

Research and development costs[2]	(29,682)	—	—	(29,682)	(42,185)	(71)	—	(42,256)
Selling, general and administrative expenses[2]	(97,155)	(24,707)	—	(121,862)	(115,815)	(22,585)	—	(138,400)
Other operating income	29,553	1,603	—	31,156	38,516	2,856	—	41,371
Other operating expenses	(53,987)	(5,132)	—	(59,119)	(7,224)	(3,631)	—	(10,855)
Reorganization costs	(91,922)	—	—	(91,922)	741	—	—	741
Operating income (loss)	(215,377)	(39,405)	—	(254,781)	(72,786)	(19,499)	—	(92,284)

Adjusted EBITDA	(25,470)	(18,846)	—	(44,316)	(18,826)	1,940	—	(16,886)

1 Group revenue for the nine months ended September 30, 2026 would have amounted to € 477,400 k at constant exchange rates.

2 Certain prior-period amounts have been adjusted to reflect the current period presentation, following the completion of a Group reorganization that revised the functional allocation of cost centers primarily related to the In Silico & Bioinformatics and Alliance Management departments. To ensure comparability, the corresponding prior-year figures were adjusted accordingly. For the nine months ended September 30, 2025, costs of € 21,355 k previously presented as Cost of revenue have been reclassified to Research and development costs and Selling, general and administrative expenses in the amount of € 14,574 k and € 6,781 k, respectively. These reclassifications solely impact the D&PD segment.

INTERIM STATEMENT 9M 2026

REPORT ON THE FINANCIAL SITUATION AND RESULTS

1. Results of operations

During the nine months ended September 30, 2026, Group revenue decreased by 13.1% to € 465.0 m compared with € 535.1 m in the corresponding period of the prior year. At constant exchange rates, Group revenue declined by 10.8% to € 477.4 m compared with € 535.1 m in the prior-year period. Base revenue1 decreased by 12.4% from € 503.7 m in 9M 2025 to € 441.1 m in 9M 2026. Revenue in the Discovery & Preclinical Development (D&PD) segment (including intersegment revenue) declined by 11.2% to € 348.2 m for the nine months ended September 30, 2026, compared with € 392.1 m in the prior-year period. The decrease was primarily driven by lower sales-to-revenue conversion across all D&PD business areas, reflecting ongoing timing effects in commercial activities despite early signs of improvement in the market. Revenue from Just – Evotec Biologics (JEB) decreased by 18.3% to € 117.1 m for the nine months ended September 30, 2026, down from € 143.4 m in the prior-year period. The decline was primarily driven by the USD 25 m Sandoz license sale recognized in Q1 2025 and delayed program activities.

Cost of revenue for the nine months ended September 30, 2026 amounted to € 448.4 m compared with € 478.0 m in the corresponding period of 2025, resulting in a gross margin of 3.6% (9M 2025: 10.7%). Within D&PD, cost of revenue totalled € 320.4 m for the nine months ended September 30, 2026, compared with € 338.9 m in the prior-year period. Gross margin decreased to 8.0% from 13.6% in 9M 2025, primarily driven by lower top-line performance and continued underutilization, which is being addressed through Project Horizon. Within JEB, cost of revenue decreased to € 128.3 m in the first nine months of 2026, compared with € 139.4 m in the corresponding period of 2025. Gross margin declined to (9.5)% compared with 2.7% in the first nine months of 2025, reflecting delayed program activities, temporarily higher material and project costs due to production phasing, as well as the Sandoz license income in Q1 2025.

R&D expenses decreased by 29.8% to € 29.7 m, compared with € 42.3 m in the nine months ended September 30, 2025, driven by more focused capital allocation to selected R&D projects. Research and development expenses were incurred predominantly within the D&PD segment.

SG&A expenses for the nine months ended September 30, 2026 amounted to € 121.9 m and were thus € 16.5 m or 11.9% lower compared to last year (9M 2025: € 138.4 m). This change was primarily attributable to lower SG&A expenses within the D&PD segment, which declined to € 97.2 m from € 115.8 m in the first nine months of 2025, mainly due to lower personnel costs following the implementation of the Horizon program and reduced consultancy expenses.

For the nine months ended September 30, 2026, other operating income amounted to € 31.2 m, compared with € 41.4 m in the prior year period. The decrease was primarily attributable to the D&PD segment and mainly driven by lower R&D tax credits from slower activity and the non-recurrence of a € 7.5 m one-off insurance reimbursement related to the cyber-attack that was received in 2025, partially offset by other operating income from transition service agreements.

Other operating expenses increased from € 10.9 m in the first nine months of 2025 to € 59.1 m in the first nine months of 2026. The increase was primarily attributable to an impairment loss of € 42.3 m in the D&PD segment relating to a laboratory building in Hamburg, recognized during 2026, as well as € 3.2 m of expenses related to transition service agreements.

1 Base revenue does not include revenue from licenses, milestone fees and royalties.

INTERIM STATEMENT 9M 2026

For the nine months ended September 30, 2026 Reorganization costs amounted to € 91.9 m (9M 2025: income of € 0.7 m), reflecting expenses for provisions and asset impairments related to the previously announced Project Horizon.

Adjusted Group EBITDA for the nine months ended September 30, 2026 represented a loss of € 44.3 m (9M 2025: loss of € 16.9 m) driven by the decrease in top-line performance and partially offset by lower personnel costs following the implementation of the Horizon program. The adjusted EBITDA of the D&PD segment was a loss of € 25.5 m (9M 2025: loss of € 18.8 m), due to reduced revenue, which could only partially be offset by a lower cost base within Cost of revenue, R&D and SG&A. The adjusted EBITDA within JEB has declined to a loss of € 18.8 m (9M 2025: income of € 1.9 m), driven by the revenue shortfall, which was not offset by cost efficiencies.

The net loss for the nine months ended September 30, 2026 amounted to € 195.3 m (9M 2025: € 118.1 m), the variance predominantly driven by higher reorganization expense, asset impairment, and lower revenue, partially offset by the gain from the sale of Tubulis GmbH as well as an overall lower cost base.

2. Cash flows and financial position

Net cash provided by (used in) operating activities in the nine months ended September 30, 2026 amounted to € (155.0) m (9M 2025: € (72.8) m), primarily reflecting the Group’s operating performance and related working capital movements.

Net cash provided by (used in) investing activities for the nine months ended September 30, 2026 amounted to € 14.8 m (9M 2025: € (50.8) m). Proceeds of € 87.8 m (net of hedging) from the disposal of Tubulis GmbH were partially offset by net cash outflows of € (44.0) m (9M 2025: € 26.5 m) related to current investments, mainly reflecting net purchases of short-term deposits. Capital expenditure decreased to € (19.2) m (9M 2025: € (57.8) m), primarily reflecting lower investment levels after the sale of JUST EU at the end of 2025 as well as a more controlled approach to investment decisions.

Net cash provided by (used in) financing activities was € 23.0 m in the nine months ended September 30, 2026 (9M 2025: € 8.6 m), mainly driven by proceeds from convertible bonds and other loans of € 112.9 m (9M 2025: € 42.6 m), partially offset by repayments of loans and lease liabilities of € (86.9) m (9M 2025: € (29.6) m).

Total Liquidity (Cash and cash equivalents and Current investments) decreased to € 400.9 m (December 31, 2025: € 476.4 m).

3. Assets, liabilities, and stockholders’ equity

Assets

Between December 31, 2025 and September 30, 2026, total assets decreased by € 209.0 m to € 1,505.0 m (December 31, 2025: € 1,713.9 m).

Short-term investments rose by € 44.1 m to € 101.9 m (December 31, 2025: € 57.9 m). The increase was mainly due to the purchase of money market funds and short-term deposits.

Trade and other receivables decreased by € 27.4 m to € 108.6 m (December 31, 2025: € 136.0 m). The decrease mainly resulted from cash receipts related to the License Agreement signed in December 2025 as part of the Sandoz transaction.

INTERIM STATEMENT 9M 2026

Prepaid expenses and other current assets increased by € 5.3 m to € 35.8 m (December 31, 2025: € 30.5 m), primarily due to an increase in prepayments for insurances, IT and software licenses, as well as subscription fees.

Non-current investments and other non-current financial assets decreased by € 11.9 m to € 36.1 m (December 31, 2025: € 48.0 m). The decrease mainly relates to the sale of Tubulis GmbH to Gilead Sciences, completed on May 21, 2026.

Property, plant and equipment dropped by € 110.1 m to € 444.5 m (December 31, 2025: € 554.6 m). This decrease was mainly driven by depreciation of € 64.6 m and impairments of € 82.7 m, related to Horizon and to a laboratory building at the Company’s Hamburg headquarters. This was partially offset by capital expenditures of € 19.6 m, additions to asset retirement obligations of € 8.8 m and a positive foreign exchange effect totaling € 7.0 m.

Non-current tax assets increased by € 12.9 m to € 49.2 m (December 31, 2025: € 36.3 m). The increase was mainly attributable to R&D tax credits, particularly in Evotec France.

Liabilities

Between December 31, 2025 and September 30, 2026, total liabilities decreased by € 36.9 m to € 863.3 m (December 31, 2025: € 900.2 m).

Current and Non-current financial liabilities increased by € 33.1 m to € 481.8 m (December 31, 2025: € 448.7 m). The increase was primarily driven by the issuance of convertible bonds of € 104.5 m, partially offset by repayments of loans and lease liabilities amounting to € 86.9 m.

Trade and other payables decreased by € 16.2 m to € 48.6 m (December 31, 2025: € 64.8 m). The decrease occurred in the normal course of business.

Current and Non-current contract liabilities decreased by € 75.1 m to € 175.1 m (December 31, 2025: € 250.2 m), reflecting the recognition of revenue in excess of upfront payments received during the period.

Current and Non-current provisions increased by € 25.1 m to € 101.6 m (December 31, 2025: € 76.6 m). The increase is mainly due to Horizon, including € 34.8 m attributable to personnel measures (including severance payments) and € 10.7 m attributable to the recognition of restoration obligations related to affected lease contracts. The provision increase due to Horizon was partially offset by € 19.5 m in reductions in short-term incentive accruals.

Stockholders’ equity

Total stockholders’ equity decreased by € 172.0 m to € 641.7 m (December 31, 2025: € 813.7 m) predominantly as a result of the net loss of the nine months ended September 30, 2026 (€ 195.3 m). This was partially offset by a positive change in other comprehensive income of € 9.9 m driven by foreign currency translation adjustments and an increase in additional paid-in capital of € 12.2 m primarily driven by the recognition of € 8.4 m related to the issuance of convertible bonds.

Evotec’s equity ratio as of September 30, 2026 decreased to 42.6% (December 31, 2025: 47.5%).

INTERIM STATEMENT 9M 2026

4. Project Horizon

On March 10, 2026, Evotec announced ‘Horizon’, the next phase in its multi-stage transformation initiative. Horizon establishes a new operating model built across the three pillars of operations, science, and commercial execution.

For the nine months ended September 30, 2026, Evotec recorded reorganization costs totaling € 91.9 m, which were fully allocated to the D&PD segment. These costs are directly attributable to measures linked to the restructuring and are not related to operating activities. These reorganization costs include € 43.3 m attributable to personnel measures (including severance payments) as well as € 43.1 m of impairment losses on property, plant and equipment at affected sites.

The measurement of restructuring provisions is based on estimates and assumptions regarding the amount of severance payments, the timeline for the implementation of the measures and the progress of discussions in accordance with local labor laws and regulations. The measurement assumptions are regularly reviewed as the restructuring program progresses.

5. Human Resources

Employees

Headquartered in Hamburg, Germany, the Evotec Group employed an average of 4,379 people globally for the nine months ended September 30, 2026, which corresponds to a decrease of 378 (7.9%) compared to the 2025 twelve months average of 4,757. The decrease primarily reflects the divestiture of Just – Evotec Biologics EU, completed in December 2025, as well as workforce reductions associated with Project Horizon through Q3 2026. Other workforce movements partially offset the overall decrease in employee headcount.

INTERIM STATEMENT 9M 2026

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Income statement of the Evotec Group for the period from January 1 to September 30

in k€ except share and per share data	9M 2026	9M 2025
Revenue	465,049	535,100
Cost of revenue[1]	(448,402)	(477,987)
Gross profit (loss)	16,647	57,114

Operating income (expenses)
Research and development costs[1]	(29,682)	(42,256)
Selling, general and administrative expenses[1]	(121,862)	(138,400)
Other operating income	31,156	41,371
Other operating expenses	(59,119)	(10,855)
Reorganization costs	(91,922)	741
Total operating income (expenses)	(271,429)	(149,398)
Operating income (loss)	(254,781)	(92,284)

Non-operating income (expenses)
Realized gain (loss) on investments and financial instruments revaluation	68,459	1,739
Share of profit (loss) and revaluation of at-equity investments	(1,525)	(736)
Other financial income	4,683	3,264
Other financial expenses	(9,462)	(10,685)
Other non-operating income (expenses)	303	(17,527)
Net income (loss) before taxes	(192,324)	(116,230)
Income taxes	(3,005)	(1,911)
Net income (loss)	(195,329)	(118,141)

Weighted average shares outstanding	177,653,851	177,598,303
Net result per share (basic)	(1.10)	(0.67)
Net result per share (diluted)	(1.10)	(0.67)

1 Certain prior-period amounts have been adjusted to reflect the current period presentation, following the completion of a Group reorganization that revised the functional allocation of cost centers primarily related to the In Silico & Bioinformatics and Alliance Management departments. To ensure comparability, the corresponding prior-year figures were adjusted accordingly. For the nine months ended September 30, 2025, costs of € 21,355 k previously presented as Cost of revenue have been reclassified to Research and development costs and Selling, general and administrative expenses in the amount of € 14,574 k and € 6,781 k, respectively.

INTERIM STATEMENT 9M 2026

Statement of Cash Flows of the Evotec Group for the period from January 1 to September 30

in k€	9M 2026	9M 2025
Cash flows from operating activities:
Net income (loss)	(195,329)	(118,141)
Adjustments to reconcile net income to net cash used in operating activities[1]	107,215	112,410
Change in assets and liabilities	(66,902)	(67,077)
Net cash provided by (used in) operating activities	(155,016)	(72,809)

Cash flows from investing activities:
Interest received	5,964	3,269
Purchase of property, plant and equipment	(19,162)	(57,846)
Proceeds from sale of property, plant and equipment	36	25
Purchase of intangible assets and additions to capitalized development expenditures	(10,649)	(9,256)
Investments to acquire associated companies, other non-current investments and convertibles	(2,390)	(10,360)
Proceeds from the disposal of associated companies, other non-current investments and convertibles, net of transaction costs	89,287	(3,764)
Purchase of current investments	(70,054)	(2,988)
Proceeds from sale of current investments	26,056	29,472
Dividends received	—	1,053
Proceeds from (payments due to) the disposal of subsidiaries	(4,282)	(396)
Net cash provided by (used in) investing activities	14,807	(50,791)

Cash flows from financing activities:
Interest paid	(3,120)	(4,638)
Proceeds from convertible bonds and other loans[2]	112,931	42,596
Proceeds from exercise of share options	131	218
Repayment of loans	(66,674)	(13,039)
Repayment of lease liabilities	(20,240)	(16,538)
Net cash provided by (used in) financing activities	23,028	8,599

Net increase (decrease) in Cash and cash equivalents	(117,181)	(115,001)
Effects of revaluation and of movements in exchange rates on cash held	(2,323)	(12,113)
Cash and cash equivalents at beginning of the year	418,517	306,387
Cash and cash equivalents at end of the period[3]	299,012	179,272

1 Adjustments include the following material non recurring items: Impairments in the amount of € 82,810 k partially offset by the gain from the sale of Tubulis GmbH in the amount of € (71,929) k.

2 Including transaction costs, which were presented as a separate line item in the amount of € (1,365) k in the published 9M 2025 Interim Statement.

3 On September 30, 2025 € 5.2 m of Cash and cash equivalents were classified as Assets classified as held for sale and related to JUST - Evotec Biologics EU SAS.

INTERIM STATEMENT 9M 2026

Statement of financial position of the Evotec Group as of September 30, 2026 and as of December 31, 2025

in k€	09/30/2026	12/31/2025
ASSETS
Current assets:
Cash and cash equivalents	299,012	418,517
Investments	101,925	57,873
Trade and other receivables	108,556	135,963
Contract assets	28,683	28,295
Inventories	37,710	29,317
Current tax assets	34,033	38,453
Other current financial assets including derivatives	17,541	20,217
Prepaid expenses and other current assets	35,803	30,480
Assets classified as held for sale	—	3,830
Total current assets	663,263	762,945

Non-current assets:
Non-current investments and other non-current financial assets	36,107	48,004
Investments in associates and joint ventures	3,107	4,629
Property, plant and equipment	444,536	554,626
Intangible assets and goodwill	307,234	303,936
Deferred tax assets	113	2,949
Non-current tax assets	49,247	36,349
Other non-current assets	1,364	507
Total non-current assets	841,707	951,000
Total assets	1,504,970	1,713,945

INTERIM STATEMENT 9M 2026

in k€	09/30/2026	12/31/2025
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current financial liabilities	64,607	104,720
Trade and other payables	48,578	64,763
Contract liabilities	60,369	104,849
Deferred income	3,714	3,220
Provisions	74,255	58,543
Current income tax liabilities	8,710	10,578
Other current liabilities	25,408	21,401
Total current liabilities	285,641	368,074

Non-current liabilities:
Non-current financial liabilities	417,207	344,008
Deferred tax liabilities	11,992	14,735
Provisions	27,378	18,035
Contract liabilities	114,746	145,324
Deferred income	6,346	8,350
Other non-current liabilities	—	1,715
Total non-current liabilities	577,668	532,167

Stockholders’ equity:
Share capital	177,910	177,779
Treasury shares, at cost	(531)	(1,548)
Additional paid-in capital	1,470,677	1,458,466
Retained earnings	(971,215)	(775,887)
Accumulated other comprehensive income	(35,179)	(45,106)
Total stockholders' equity	641,661	813,704
Total liabilities and stockholders’ equity	1,504,970	1,713,945

INTERIM STATEMENT 9M 2026

Adjusted EBITDA Reconciliation

in k€	9M 2026	9M 2025
Operating income (loss)	(254,781)	(92,284)
Depreciation of tangible assets	64,614	69,860
Amortization of intangible assets	5,523	5,811
Impairment of tangible assets[1]	42,330	—
External cyber-related costs, net of reimbursements	—	(6,203)
Reorganization costs	91,922	(741)
One-off arbitration costs	—	3,785
(Income) / Expenses related to the disposal of Just - Evotec Biologics EU SAS	3,202	2,885
(Income) / Expenses related to the disposal of associate companies	(254)	—
Other non-recurring costs	3,128	—
Adjusted EBITDA	(44,316)	(16,886)

1 Impairment of tangible assets not included in reorganization costs

INTERIM STATEMENT 9M 2026

Subsequent Events

On October 15, 2026, the Company announced that the Supervisory Board of Evotec SE appointed Dr. Joanna Holbrook as Chief Scientific Officer and member of the Management Board with effect from November 1, 2026. She replaces Dr. Cord Dohrmann, who stepped down from this position on September 30, 2026.

Notes

Each financial statement line item is rounded individually. Totals and subtotals may therefore deviate slightly from the sum of the individual items.

FORWARD-LOOKING STATEMENTS

This Q3 interim statement contains forward-looking statements concerning future events. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenue and Adjusted Group EBITDA. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to correct. These statements involve known and unknown risks and are based upon certain assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.